

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



06024886

January 31, 2006

Ernest S. DeLaney III
Moore & Van Allen PLLC
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2006

Re: Nucor Corporation
Incoming letter dated January 6, 2006

Dear Mr. DeLaney:

This is in response to your letter dated January 6, 2006 concerning the shareholder proposal submitted to Nucor by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

73309

January 6, 2006

Moore&VanAllen

Ernest S. (Mike) DeLaney III
Attorney at Law

T 704 331 3519
F 704 339 5819
mikedelaney@mvalaw.com

Moore & Van Allen PLLC

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549

Re: Nucor Corporation – Securities Exchange Act of 1934; Rule 14a-8(i)

Ladies and Gentlemen:

This letter is submitted on behalf of Nucor Corporation ("Nucor") pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Nucor believes that a shareholder proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "UBC") may be excluded from Nucor's 2006 proxy statement and proxy (collectively, the "Proxy Materials") because the Proposal has been substantially implemented and is vague and misleading. A copy of the Proposal is attached as Exhibit A. Pursuant to Exchange Act Rule 14a-8(j)(2), enclosed are six (6) copies of this letter, including exhibits. By copy of this letter, Nucor is notifying UBC of its intention to omit the Proposal from the Proxy Materials.

Background

The Proposal asks that "the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders." Nucor's Board of Directors (the "Board") recently approved an amendment to Nucor's Corporate Governance Principles (such amendment, the "Nucor Governance Principle") providing that:

> Any nominee for director in an uncontested election who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall promptly tender

Research Triangle, NC
Charleston, SC

his or her resignation for consideration by the Governance and Nominating Committee. The Committee shall evaluate the director's tendered resignation taking into account the best interests of the Company and its stockholders and shall recommend to the Board whether to accept or reject such resignation. In making its recommendation, the Committee may consider, among other things, the effect of the exercise of cumulative voting in the election. The Board shall act within 120 days following certification of the stockholder vote and disclose its decision and the reasons therefor in an 8-K filing with the SEC. Any director who tenders his or her resignation pursuant to this principle shall not participate in any committee or board consideration of it. This governance principle will be summarized or included in the Company's annual proxy statement.

Analysis

I. Nucor has Substantially Implemented the Proposal by Adopting the Nucor Governance Principle because the Nucor Governance Principle "Compares Favorably" with the Proposal

Rule 14a-8(i)(10) permits an issuer to omit a stockholder proposal from its proxy materials if the issuer "has already substantially implemented the proposal." The exclusion is designed to avoid having shareholders consider a matter upon which the management of the issuer has already acted favorably. *See* Securities Exchange Act Release No. 12598 (July 7, 1976). To be deemed substantially implemented, a proposal need not be implemented fully or precisely as presented nor must every aspect of the proposal be given effect. *See* SEC Release No. 20091 (August 1983) and *Raytheon Company* (February 11, 2005). Rather, the Staff of the Division of Corporate Finance (the "Staff") has consistently taken the position that shareholder proposals have been substantially implemented within the scope of Rule 14a-8(i)(10) when the issuer already has policies and procedures in place relating to the subject matter of the proposal or has implemented the essential objectives of the Proposal. *See, e.g., Teradyne, Inc.* (February 14, 2005); *The Gap, Inc.* (March 16, 2001); *K-Mart Corp.* (February 23, 2000). In making its determination, the Staff considers whether the particular policies, practices and procedures of the issuer "compare favorably" with the guidelines of the proposal at issue. *See, e.g., Time Warner*

(February 14, 2005); *Texaco Incorporated* (March 28, 1991). When a company can demonstrate that it has already adopted policies or taken actions to address the substance of a shareholder proposal, that proposal has been "substantially implemented" and may be excluded. *See, e.g. Intel Corp.* (March 11, 2003); *Nordstrom, Inc.* (February 8, 1995).

The Proposal requests "that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders." The essential objective of the Proposal as expressed in the supporting statement is that "a majority vote standard in director elections would give shareholders a meaningful role in the director election process." The supporting statement for the Proposal specifically points out that the Proposal "is not intended to limit the judgment of the Board in crafting the requested governance change." In fact, the Nucor Board has done precisely what the Proposal requests; it has used its judgment to amend the Company's Corporate Governance Principles to provide that a director nominee who does not receive a majority vote must promptly tender his or her resignation.

The Nucor Governance Principle substantially implements the essential objectives of, and compares favorably with, the governance change sought by the Proposal. Generally, pursuant to Rule 14a-4, there are two possible results with respect to the election of a Director: either more votes are cast "for" the nominee than are "withheld," or more votes are "withheld" than are cast "for" the nominee.

In the first scenario where the nominee receives more "for" votes than "withheld" votes, the Nucor Governance Principle and the Proposal would yield the same result: the nominee would be elected.

There is a slight difference in procedure and effect between the Proposal and the Nucor Governance Principle in the second scenario where the director nominee receives more "withheld" votes than "for" votes; however, this difference results from the Nucor Board following the request in the supporting statement of the Proposal to "address the status of incumbent director nominees who fail to receive a majority vote." In order to compare the results of the Proposal and the Nucor Governance Principle in the scenario where a nominee receives more "withheld" than "for" votes, one must consider the effect of several applicable provisions of Delaware law. The relevant provisions are set forth in Section 141(b) and Section 223 of the Delaware

Corporation Law ("DGCL"). DGCL Section 141(b) provides that directors shall serve until their successors are duly elected and qualified, unless they earlier resign or are removed. DGCL Section 223 also provides that vacancies on the Board may be filled by a majority of the directors then in office, though less than a quorum, or the sole remaining director (if applicable), thereby giving the Board discretionary authority to fill vacancies.

Because of the effect of DGCL Section 141(b), in the event that an incumbent director receives more "withheld" than "for" votes, the incumbent would continue to serve as a director until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. This result follows under either the Proposal or the Nucor Governance Principle. Paradoxically, under the Proposal as submitted, a director nominee who fails to receive a majority vote would nevertheless remain in office. However, the Nucor Governance Principle "address[es] the status of incumbent director nominees who fail to receive a majority vote" by providing a mechanism to give effect to the shareholders' expression of dissatisfaction with the nominee. Under the Nucor Governance Principle, the Board (excluding the director at issue), after receiving the recommendation of the Nominating and Governance Committee, must decide whether to accept or reject the resignation. If the Board accepts the resignation, the Board may name someone to fill the vacancy on the Board. Alternatively, if the Board decides to reject the resignation, the director will continue in office until his or her successor is elected and qualified at a subsequent stockholders meeting, which is precisely the result that would ensue under the Proposal. Thus, the Nucor Governance Principle implements the essential objectives of, and compares favorably with, the Proposal with respect to the scenario of an incumbent director who receives more "withheld" than "for" votes.

In the event that the nominee who receives more "withheld" than "for" votes is not an incumbent director, DGCL Section 141(b) would not apply. Under the Proposal, the nominee would not be elected. In that situation, under DGCL Section 223 the Board would determine what action to take and could opt to name the nominee or another person to fill the vacancy on the Board or leave the vacancy unfilled until the next election. Under the Nucor Governance Principle, the nominee would be elected, but would be required to promptly tender his or her resignation for consideration by the Governance and Nominating Committee and the Board. The Board would determine what action to take and could opt to retain the nominee, accept the resignation and fill the vacancy with another person, or wait until the next election of directors. Thus, the outcome for a non-incumbent director nominee who receives more "withheld" votes than "for" votes would be the same under either the Proposal or the Nucor Governance Principle.

The Nucor Governance Principle also addresses and resolves a further issue raised by the Proposal. The supporting statement that accompanies the Proposal acknowledges that a plurality voting standard may be preferable where the number of nominees exceeds the available board seats, stating that "the Board should address . . . whether a plurality director election standard is appropriate in contested elections." Nucor's Board has considered and resolved this concern. The Nucor Governance Principle only applies to uncontested elections, and a plurality voting standard governs a contested election.

For the foregoing reasons, the Nucor Governance Principle substantially implements the essential objectives of, and compares favorably with, the Proposal. In each of the foregoing scenarios, the outcome is the same under either the Proposal or the Nucor Governance Principle except that the Nucor Governance Principle specifically addresses the shortcomings of the Proposal as suggested by the supporting statement. The fact that the Nucor Board has addressed the essence of the Proposal by adopting a change in its Corporate Governance Principles, as opposed to an amendment to the certificate of incorporation or bylaws, does not diminish to any degree the effectiveness and importance of the governance provision. The Proposal requested that the Board "initiate the appropriate process to amend the Company's *governance documents* . . ." (emphasis added) and the Board has done just that. Not all significant governance rules, principles and practices are embodied in bylaws or certificates of incorporation. For example, rules approved by the Commission, the New York Stock Exchange and NASDAQ require that listed companies adopt and publish extensive corporate governance guidelines and board committee charters. Thus, the fact that Nucor has chosen to implement its director election majority vote standard by way of its Corporate Governance Principles rather than an amendment to its articles of incorporation or bylaws does not diminish or change the fact that Nucor has substantially implemented the Proposal.[1]

[1] In fact, the majority of the corporate governance principles governing Nucor directors are found in its Corporate Governance Principles, including, Director Responsibilities, Selection of Directors, Size of the Board, Director Qualification Standards, Board Committees, Executive Sessions of Independent Directors, Director Compensation and Stock Ownership and Retention Guidelines.

II. Nucor's Articles of Incorporation Permit Cumulative Voting

Nucor's articles of incorporation permit its stockholders to cumulate their votes in the election of directors. Accordingly, it is possible under a strict majority vote standard for a director to receive the affirmative votes from a majority of the stockholders casting their votes on his or her election and still not be elected. The Nucor Governance Principle provides the Nucor Board with the necessary flexibility to address the interaction of cumulative voting and majority voting. In fact, the Nucor Governance Principle specifically provides that in considering the resignation of a director nominee who receives more "withheld" votes than "for" votes, the Governance and Nominating Committee may consider "the effect of the exercise of cumulative voting in the election."

The difficult issues presented by the combination of cumulative voting and a majority vote provision implemented in the manner preferred by UBC have been widely recognized. For example, in a discussion paper published by the American Bar Association committee formed to study majority voting, the committee stated that the various alternative approaches considered by the committee for implementing a majority vote standard for a change in state law would not apply to companies with cumulative voting. ABA Committee on Corporate Law, "Discussion Paper on Voting by Shareholders for Election of Directors" (June 22, 2005). Similarly, the Council of Institution Investors has suggested that the committee should amend the model Business Corporation Act to require majority voting except where shareholders may cumulate votes in the election of directors. *See* http://www.cii.org/library/correspondence/080105_veasey.htm. The ISS Institute for Corporate Governance has also recognized the complications presented by the combination of cumulative voting and a majority voting provision, stating "[c]umulative voting implies *plurality voting*, because the former only makes sense with the latter." (emphasis added) Majority Voting and Director Elections: From the Symbolic to the Democratic (2005).

The Nucor Board, in exercising its discretion to craft the Nucor Governance Principle so as to deal with the complex relationship between cumulative voting and a majority voting standard, has substantially implemented the Proposal in a manner that gives the Board the flexibility necessary to retain cumulative voting.

III. The Proposal is Vague and Misleading

Rule 14a-8(i)(3) permits the exclusion of a proposal and its supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits false or misleading statements in proxy materials. One test the Staff has generally applied for determining whether a proposal is false or misleading is "that shareholders voting on the proposal would not be able to determine with reasonable certainty what actions the [registrant] would take under the proposal." *College Retirement Equities Fund* (avail. September 13, 1993). A company may also exclude a statement if the company demonstrates objectively that "a factual statement is materially false and misleading." *See* Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The supporting statement of the Proposal states, "[o]ur Company presently uses the plurality vote standard to elect directors." This statement is false and misleading because Nucor, by adopting the Nucor Governance Principle, has instituted a different director election standard. Under the Nucor Governance Principle, a director nominee who receives only a plurality vote will not be assured a position on Nucor's Board because such director must tender his or her resignation to the Board. The Company's stockholders may also be confused into thinking that in voting for the Proposal they are asking Nucor to take a course of action under which, to quote the supporting statement, "the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard," when in fact Nucor's Board has already addressed this issue in adopting the Nucor Governance Principle.

The supporting statement of the Proposal states, "[w]e believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process." However, as previously discussed, the results obtained from a majority vote standard under Delaware law would not differ substantially from the results obtained under the Nucor Governance Principle. Since the supporting statement suggests otherwise, it is false and misleading. The supporting statement also states, "[o]ur proposal is not intended to limit the judgment of the Board in crafting the requested governance change." In fact, however, the supporting statement specifies that certain methods of crafting the requested governance change such as adopting "board governance policies" are "inadequate." Thus, the supporting statement is false and misleading by stating that it does not intend to limit the judgment of the Board in crafting the appropriate governance change when, in actuality, it does limit such discretion.

Further, the UBC supporting statement's reference to "Marsh and McClennan" (which we understand refers to "Marsh and McClennan Companies, Inc.") as an example of recent approval by shareholders of a majority voting standard is false and misleading because the similar proposal submitted to that company's shareholders for a vote did not in fact receive a majority of the votes required for shareholder approval.

The Commission has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both..." *See* Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). The above statements are objectively false and misleading in violation of Rule 14a-9, and will require extensive editing to bring them into compliance with the Commission's proxy rules. Therefore we believe the Proposal and supporting statement may properly be excluded under rule 14a-8(i)(3) as materially false and misleading. If the Staff does not agree that the entire Proposal and supporting statement may be excluded, we believe that, at a minimum, the above-referenced statements may be properly excluded.

IV. Conclusion

For the reasons set forth above, we believe that Nucor may exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(10) and Rule 14a-8(i)(3), and request confirmation that the Staff will not recommend any enforcement action to the Commission if Nucor does so. Should the Staff make a preliminary determination that Nucor may not exclude the Proposal, we would appreciate an opportunity to discuss the Staff's preliminary determination before the Staff issues a written response to this letter.

We understand that the Staff has not interpreted Rule 14a-8 to require proponents to provide Nucor and its counsel with a copy of any correspondence that the proponent submits to the Staff. In the interest of a fair process, we request that the Staff notify the undersigned if the Staff receives any correspondence on the Proposal from the proponent or other persons, unless that correspondence has specifically confirmed to the Staff that Nucor or its undersigned counsel have timely been provided with a copy of the correspondence.

When a written response to this letter becomes available, please fax the letter to my attention at (704) 339-5819. A copy of the Staff's response may be faxed to the attention of Ed Durkin of UBC at (202) 543-4871 or in the alternative Nucor will promptly forward any Staff responses that it receives to the proponent. Should the Staff have any questions concerning this letter, please feel free to call me at (704) 331-3519 or my partner, Dumont Clarke, at (704) 331-1051.

Sincerely,

Moore & Van Allen PLLC



Ernest S. DeLaney III

Cc: Rae Eagle, General Manager and Corporate Secretary, Nucor Corporation
Ed Durkin, United Brotherhood of Carpenters and Joiners of America
Dumont Clarke, Moore & Van Allen PLLC

EXHIBIT A

SHAREHOLDER PROPOSAL

SUBMITTED BY

THE UNITED BROTHERHOOD OF CARPENTERS PENSION FUND



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 704-362-4208]

Daniel R. DiMicco
Vice Chairman, President
and Chief Executive Officer
Nucor Corporation
2100 Rexford Road
Charlotte, North Carolina 28211

November 29, 2005

Dear Mr. DiMicco:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Nucor Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,300 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Nucor Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action is not specified in a corporation's certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh & McLennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nucor Corporation
Incoming letter dated January 6, 2006

The proposal requests that the board initiate the appropriate process to amend Nucor's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that Nucor may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Nucor may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that Nucor may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Nucor may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Ted Yu
Special Counsel